Exhibit 99.1

DHT Holdings, Inc. Fourth Quarter 2025 Results

HAMILTON, BERMUDA, February 4, 2026 – DHT Holdings, Inc. (NYSE: DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	2025	2024
Shipping revenues	143.9	107.2	127.9	118.2	130.8	497.2	567.8
Adjusted net revenues[1]	117.8	79.1	92.8	79.3	85.5	369.1	388.2
Adjusted EBITDA[2]	95.3	57.7	69.0	56.4	60.6	278.4	294.6
Profit/(loss) after tax	66.1	44.8	56.0	44.1	54.7	211.0	181.5
EPS – basic	0.41	0.28	0.35	0.27	0.34	1.31	1.12
EPS – diluted	0.41	0.28	0.35	0.27	0.34	1.31	1.12
Dividend[3]	0.41	0.18	0.24	0.15	0.17	0.98	0.95
Interest bearing debt	428.7	268.5	302.8	364.1	409.4	428.7	409.4
Cash and cash equivalents	79.0	81.2	82.7	80.5	78.1	79.0	78.1
Net debt	349.7	187.3	220.1	283.6	331.3	349.7	331.3

QUARTERLY HIGHLIGHTS:

●
In the fourth quarter of 2025, the Company achieved average combined time charter equivalent earnings of $60,300 per day, comprised of $69,500 per day for the Company’s VLCCs operating in the spot market and $49,400 per day for the Company’s VLCCs on time charter.

●
Adjusted EBITDA for the fourth quarter of 2025 was $95.3 million. Net profit for the quarter was $66.1 million, equating to $0.41 per basic share. After adjusting for the non-cash fair value gain related to interest rate derivatives of $0.2 million, the Company had ordinary net income for the quarter of $65.9 million, equating to $0.41 per basic share.

●
In the fourth quarter of 2025, the Company entered into an agreement to sell DHT Europe and DHT China, both built in 2007, for a combined price of $101.6 million. DHT Europe was delivered to its new owner January 30, 2026, and DHT China is expected to be delivered during the first quarter of 2026. After repayment of existing debt on the vessels, amounting to $5.6 million, the transaction is expected to generate net cash proceeds of approximately $95.0 million. The Company expects to record gains of approximately $30.4 million and $29.6 million, respectively, in the first quarter of 2026 in connection to the sales.

●
In the fourth quarter of 2025, the Company paid $106.1 million in installments under its newbuilding program. As of December 31, 2025, the Company has paid a total of $285.9 million, while the remaining expected installments under the newbuilding program total $235.3 million. The newbuild program will be funded in part through a $308.4 million post-delivery senior secured credit facility.

●	In November 2025, the Company took delivery of DHT Nokota, built in 2018 at Hyundai Heavy Industries. The vessel trades in the spot market.

●
For the fourth quarter of 2025, the Company declared a cash dividend of $0.41 per share of outstanding common stock, payable on February 26, 2026, to shareholders of record as of February 19, 2026. This marks the 64th consecutive quarterly cash dividend and is in line with the Company’s capital allocation policy to pay out 100% of ordinary net income. The shares will trade ex-dividend from February 19, 2026.

OPERATIONAL HIGHLIGHTS:

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	2025	2024
Operating days[4]	1,979.6	1,961.2	2,030.2	2,084.2	2,208.0	8,055.1	8,784.0
Scheduled off hire days	23.3	-	24.1	-	1.0	47.3	93.1
Unscheduled off hire[5]	0.0%	0.2%	0.0%	0.0%	0.1%	0.1%	1.1%
Revenue days[6]	1,955.5	1,951.2	2,003.4	2,076.9	2,205.8	7,987.0	8,594.9
Spot exposure[5]	53.5%	54.9%	60.1%	70.6%	73.4%	59.9%	76.4%
VLCC time charter rate per day	$ 49,400	$ 42,800	$ 42,800	$ 42,700	$ 40,500	$44,600	$38,900
VLCC spot rate per day	$ 69,500	$ 38,700	$ 48,700	$ 36,300	$ 38,200	$47,300	$47,200

The VLCC market demonstrates significant strength driven by robust demand for compliant seaborne transportation of crude oil, and increased risk premiums related to geopolitical tensions.

Concurrently, a fundamental shift in fleet ownership is taking place with fleet consolidation by private actors gaining meaningful traction.  We expect the aggregators to soon control at least 25% of the compliant tramping VLCC fleet – a critical market share.  This consolidation will likely shift the pricing dynamics and put pressure on timely availability of ships.  As end users increasingly are taking note of this trend, we anticipate rising interest from customers seeking to secure reliability – a reliability that could command a premium.

As an independent owner and operator with a large existing VLCC fleet, we are increasing our market exposure in the first half of this year to reflect our constructive outlook. Further, we believe the delivery of our four state-of-the-art VLCC newbuildings during this period is very timely. Our clear capital allocation policy ensures that shareholders will be promptly rewarded for these positive market developments through our quarterly cash dividends.

As of December 31, 2025, DHT had a fleet of 22 VLCCs, with a total dwt of 6,840,114. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/

SUBSEQUENT EVENT HIGHLIGHTS:

●
On January 2, 2026, the Company took delivery of a VLCC newbuilding from Hanwha Ocean Co., Ltd. The vessel, named DHT Antelope, is trading in the spot market. It is the first in a series of four VLCC newbuildings, with the remaining three scheduled for delivery, two in March 2026 and one in June 2026.

●
In January 2026, the Company extended its time charter agreement for DHT Harrier, built 2016, with a global energy company. The extended contract is for five years with two optional extension periods for one year each. The new time charter will commence immediately upon the expiration of the current time charter. The agreed daily rate is $47,500 for the fixed five-year term, $49,000 for the first optional year, and $50,000 for the second optional year.

●
On January 30, 2026, DHT Europe was delivered to its new owner and had no outstanding debt. DHT China is expected to be delivered to its new owner during the first quarter of 2026 and had outstanding debt of $5.6 million as of December 31, 2025, which was repaid in January 2026.

●
In January 2026, the Company agreed to sell DHT Bauhinia, built in 2007, for a price of $51.5 million. The vessel is expected to be delivered to the new owner during June/July 2026. The vessel is debt free and the Company expects to record a gain of $34.2 million related to the sale.

OUTLOOK:

Estimated Q1 2026
Total term time charter days	797
Average term time charter rate ($/day)	$ 43,300
Total spot days for the quarter	1,195
Spot days booked to date	905
Average spot rate booked to date ($/day)	$ 78,900
Spot P&L break-even for the quarter	$ 18,300
* The month of January includes estimated profit-sharing. The months of February and March assume only the base rate.

●
Thus far in the first quarter of 2026, 76% of the available VLCC spot days have been booked at an average rate of $78,900 per day on a discharge-to-discharge basis. 86% of the available VLCC days, combined spot and time charter days, have been booked at an average rate of $62,300 per day.

Footnotes:
1Shipping revenues net of voyage expenses.
2See reconciliation under “Reconciliation of non-gaap financial measures”
3Per common share.
4Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
5As % of total operating days in period.
6Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire or repositioning days in connection with sale.

FOURTH QUARTER 2025 FINANCIALS

The Company reported shipping revenues for the fourth quarter of 2025 of $143.9 million compared to shipping revenues of $130.8 million in the fourth quarter of 2024. The increase from the 2024 period to the 2025 period includes $28.0 million attributable to higher revenue per day, partially offset by $14.8 million attributable to a decrease in total revenue days resulting from a smaller fleet size.

Other revenues for the fourth quarter of 2025 were $0.2 million compared to $0.6 million in the fourth quarter of 2024 and relate to technical management services provided. The decrease is due to a reduction in the fleet size for which the Company provides third-party technical management services.

Voyage expenses for the fourth quarter of 2025 were $26.1 million, compared to voyage expenses of $45.2 million in the fourth quarter of 2024. The decrease was primarily due to fewer vessels operating in the spot market during the quarter, which led to a reduction in voyage expenses. Specifically, bunker expenses decreased by $15.3 million, port expenses by $4.3 million, partially offset by an increase in broker commission by $0.2 million, and an increase in other voyage-related costs by $0.2 million. Voyage expenses will generally vary depending on the actual trading patterns during a quarter.

Vessel operating expenses for the fourth quarter of 2025 were $17.1 million compared to $20.0 million in the fourth quarter of 2024. The decrease was mainly related to a reduction in operating days due to less vessels in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $27.0 million for the fourth quarter of 2025, compared to $27.6 million in the fourth quarter of 2024. The decrease was due to a decrease in vessel depreciation of $0.4 million and a decrease in depreciation of drydocking and exhaust gas cleaning systems of $0.3 million, due to fewer vessels in the fleet.

General and administrative (“G&A”) expense for the fourth quarter of 2025 was $5.6 million, consisting of $4.9 million cash and $0.7 million non-cash charges, compared to $5.6 million in the fourth quarter of 2024, consisting of $4.2 million cash and $1.4 million non-cash charges. Non-cash G&A expense includes accrual for social security tax. Cash G&A expense for the fourth quarter of 2025 includes approximately $0.6 million in non-recurring project costs.

Net financial expenses for the fourth quarter of 2025 were $2.1 million compared to $6.0 million in the fourth quarter of 2024. The decrease was mainly due to a $4.1 million reduction in interest expense resulting from lower interest rates and a $0.2 million non-cash gain related to interest rate derivatives, partially offset by a $0.3 million decrease in interest income, also resulting from lower interest rates.

As a result of the foregoing, the Company had a net profit in the fourth quarter of 2025 of $66.1 million, or earnings of $0.41 per basic share and $0.41 per diluted share, compared to a net profit in the fourth quarter of 2024 of $54.7 million, or earnings of $0.34 per basic share and $0.34 per diluted share. The increase from the fourth quarter of 2024 to the fourth quarter of 2025 was mainly due to a $7.5 million increase in operating income, along with a $3.9 million decrease in net financial expenses.

Net cash provided by operating activities for the fourth quarter of 2025 was $73.0 million compared to $65.8 million for the fourth quarter of 2024. The increase was due to a $26.2 million increase in non-cash items included in net profit and a net profit of $66.1 million in the fourth quarter of 2025 compared to a net profit of $54.7 million in the fourth quarter of 2024, partially offset by a $30.4 million change in operating assets and liabilities.

Net cash used in investing activities was $205.7 million in the fourth quarter of 2025, comprised of $107.8 million related to investment in vessels under construction, $97.6 million related to investment in vessels and $0.2 million related to investment in other property, plant and equipment. Net cash used in investing activities was $13.0 million in the fourth quarter of 2024, comprised of $12.9 million related to investment in vessels under construction and $0.1 million related to investment in vessels.

Net cash provided by financing activities for the fourth quarter of 2025 was $130.5 million, comprised of $233.4 million related to issuance of long-term debt, partially offset by $64.0 million related to prepayment of long-term debt, $28.9 million related to cash dividend paid, and $9.6 million related to scheduled repayment of long-term debt. Net cash used in financing activities for the fourth quarter of 2024 was $47.9 million, comprised of $35.5 million related to cash dividend paid, $13.2 million related to purchase of treasury shares and $8.8 million related to scheduled repayment of long-term debt, partially offset by $10.0 million related to issuance of long-term debt.

As of December 31, 2025, the cash balance was $79.0 million, compared to $78.1 million as of December 31, 2024.

The Company monitors its covenant compliance on an ongoing basis. As of December 31, 2025, the Company was in compliance with its financial covenants.

As of December 31, 2025, the Company had 160,799,407 shares of common stock outstanding compared to 159,983,104 shares as of December 31, 2024.

The Company declared a cash dividend of $0.41 per common share for the fourth quarter of 2025 payable on February 26, 2026, for shareholders of record as of February 19, 2026.

FULL YEAR 2025 FINANCIALS

The Company reported shipping revenues for 2025 of $497.2 million compared to $567.8 million in 2024. The decrease from the 2024 period to the 2025 period includes $40.1 million attributable to a decrease in total revenue days resulting from a smaller fleet size and $30.4 million attributable to lower revenue per day.

Other revenues for 2025 were $1.2 million compared to $3.9 million in 2024 and relate to technical management services provided. The decrease is due to a reduction in the fleet size for which the Company provides third-party technical management services.

Other income for 2025 was $1.0 million which related to the distribution of equity received from The Norwegian Shipowner’s Mutual War Risk Insurance Association. There was no other income for 2024.

The Company recorded a gain of $52.9 million in 2025 related to the sale of DHT Scandinavia, DHT Lotus and DHT Peony. There was no gain on sale of vessels in 2024.

Voyage expenses for 2025 were $128.1 million compared to voyage expenses of $179.6 million in 2024. The decrease was primarily due to fewer vessels operating in the spot market during the year, which led to a reduction in voyage expenses. Specifically, bunker expenses decreased by $45.8 million, port expenses by $5.6 million and broker commission by $0.9 million, partially offset by an increase in other voyage-related costs of $0.8 million. Voyage expenses will generally vary depending on the actual trading patterns during the period.

Vessel operating expenses for 2025 were $73.0 million compared to $78.6 million in 2024. The decrease was mainly related to a reduction in operating days due to less vessels in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $106.4 million for 2025, compared to $111.9 million in 2024. The decrease was due to a decrease in vessel depreciation of $3.0 million and a decrease in depreciation of drydocking and exhaust gas cleaning systems of $2.4 million, due to fewer vessels in the fleet.

G&A for 2025 was $19.9 million, consisting of $15.5 million cash and $4.4 million non-cash charge, compared to $18.9 million for 2024, consisting of $14.7 million cash and $4.2 million non-cash charge. Non-cash G&A expense includes accrual for social security tax. Cash G&A expense for 2025 includes approximately $0.6 million in non-recurring project costs.

Net financial expenses for 2025 were $13.6 million, compared to $28.6 million in 2024. The decrease was mainly due to a reduction in interest expense of $16.2 million, partially offset by a $0.8 million decrease in interest income, both reflecting lower interest rates, and a non-cash loss of $0.2 million related to interest rate derivatives.

As a result of the foregoing, the Company had net profit for 2025 of $211.0 million, or income of $1.31 per basic share and $1.31 per diluted share compared to net profit of $181.5 million, or income of $1.12 per basic share and $1.12 per diluted share in 2024. The increase from 2024 to 2025 was mainly due to a $52.9 million gain on the sale of DHT Scandinavia, DHT Lotus and DHT Peony, which contributed to an overall $14.3 million increase in operating income, along with a $15.0 million decrease in net financial expenses.

Net cash provided by operating activities for 2025 was $276.7 million compared to $298.7 million for 2024. The decrease was due to a $30.2 million decrease in non-cash items included in net profit and a $21.3 million change in operating assets and liabilities, partially offset by net profit of $211.0 million in 2025 compared to net profit of $181.5 million in 2024.

Net cash used in investing activities for 2025 was $166.4 million and mainly comprised of $198.5 million related to investment in vessels under construction and $111.1 million related to investment in vessels, partially offset by $143.5 million related to proceeds from the sales of DHT Scandinavia, DHT Lotus and DHT Peony. Net cash used in investing activities for 2024 was $97.0 million and mainly comprised of $90.2 million related to investment in vessels under construction and $6.7 million related to investment in vessels.

Net cash used in financing activities for 2025 was $109.5 million comprised of $194.3 million related to prepayment of long-term debt, $118.9 million related to cash dividends paid, $49.9 million related to scheduled repayment of long-term debt, $25.5 million related to repayment of long-term debt in connection with refinancing, $11.4 million related to repayment of long-term debt in connection with sale of vessels and $6.1 million related to acquisition of non-controlling interests, partially offset by $298.0 million related to issuance of long-term debt. Net cash used in financing activities for 2024 was $197.9 million, comprised of $161.4 million related to cash dividends paid, $74.0 million related to prepayment of long-term debt, $32.9 million related to scheduled repayment of long-term debt, and $13.2 million related to purchase of treasury shares, partially offset by $85.0 million related to issuance of long-term debt.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	2025	2024
Reconciliation of adjusted net revenue
Shipping revenues	143,931	107,151	127,950	118,165	130,768	497,197	567,835
Voyage expenses	(26,081)	(28,047)	(35,131)	(38,828)	(45,233)	(128,088)	(179,623)
Adjusted net revenues	117,850	79,104	92,819	79,337	85,535	369,109	388,212

Reconciliation of adjusted EBITDA
Profit/(loss) after tax	66,074	44,805	56,032	44,051	54,711	210,962	181,460
Income tax expense	207	93	29	84	194	413	608
Other financial (income)/expenses	544	520	885	447	445	2,396	2,088
Net (gain)/loss on derivative instruments at fair value	(185)	354	-	-	-	170	-
Interest expense	2,290	2,586	4,186	5,106	6,384	14,169	30,399
Interest income	(590)	(936)	(820)	(793)	(857)	(3,139)	(3,918)
(Gain)/loss, sale of vessels	-	(15,688)	(17,459)	(19,795)	-	(52,943)	-
Reversal of previous impairment charges	-	-	-	-	(27,909)	-	(27,909)
Depreciation and amortization	26,991	25,969	26,139	27,270	27,621	106,370	111,884
Adjusted EBITDA	95,333	57,703	68,992	56,370	60,588	278,398	294,612

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	69,500	38,700	48,700	36,300	38,200	47,300	47,200
IFRS 15 impact on spot time charter equivalent per day**	6,000	3,000	(6,500)	1,200	200	800	(900)
Adjusted spot time charter equivalent per day	75,500	41,700	42,200	37,500	38,400	48,100	46,300
* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast, which will include a slide presentation, at 9:00 a.m. ET/14:00 CET on Thursday, February 5, 2026, to discuss the results for the quarter.

To access the conference call the participants are required to register using this link:
https://register-conf.media-server.com/register/BIe2afb15db0994ae6bcd4bbb653eff596

Upon registering, each participant will be provided with the dial-in info and a unique PIN to join the call as well as an e-mail confirmation with the details. Participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the “Call Me” feature from an immediate callback from the system. The call will come from a US number.

The webcast, which will include a slide presentation, will be available at the following link:
https://edge.media-server.com/mmc/p/jozu2442 and can also be accessed at http://www.dhtankers.com.

A recording of the audio and slides presented will be available until February 12, 2026, at 14:00 CET. The recording can be accessed through the following link: https://edge.media-server.com/mmc/p/jozu2442

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks; and our transparent corporate structure maintaining a high level of integrity and corporate governance. For further information please visit http://www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 20, 2025.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Note	December 31, 2025 (Unaudited)	December 31, 2024 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$79,034	78,143
Accounts receivable and accrued revenues	7	53,338	53,715
Capitalized voyage expenses		1,684	2,450
Prepaid expenses		9,678	7,200
Derivative financial assets	4	10	-
Inventories		24,682	37,688
Asset held for sale	5	40,488	22,693
Total current assets		$208,915	201,889

Non-current assets
Vessels	5	$1,083,891	1,185,576
Vessels under construction	5	301,651	93,178
Other property, plant and equipment		7,117	4,589
Goodwill		1,356	1,356
Derivative financial assets	4	19	-
Total non-current assets		$1,394,034	1,284,698

TOTAL ASSETS		$1,602,949	1,486,587

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$22,761	23,436
Derivative financial liabilities	4	68	-
Current portion long-term debt	4	39,500	78,649
Other current liabilities		994	1,389
Deferred shipping revenues	8	11,397	6,139
Total current liabilities		$74,720	109,613

Non-current liabilities
Long-term debt	4	$389,244	330,775
Derivative financial liabilities	4	131	-
Other non-current liabilities		5,598	3,497
Total non-current liabilities		$394,973	334,273

TOTAL LIABILITIES		$469,693	443,886

Equity
Common stock at par value	6	$1,608	1,600
Additional paid-in capital		1,223,719	1,217,651
Accumulated deficit		(96,216)	(186,321)
Translation differences		498	39
Other reserves		3,577	5,273
Total equity attributable to the Company		1,133,186	1,038,242
Non-controlling interest		71	4,459
Total equity		$1,133,257	1,042,701

TOTAL LIABILITIES AND EQUITY		$1,602,949	1,486,587

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands, except shares and per share amounts)

		Q4 2025	Q4 2024	12 months 2025	12 months 2024
	Note	Oct. 1 - Dec. 31, 2025	Oct. 1 - Dec. 31, 2024	Jan. 1 - Dec. 31, 2025	Jan. 1 - Dec. 31, 2024
Shipping revenues		$143,931	130,768	497,197	567,835

Other revenues		232	623	1,203	3,938

Total revenues	3	$144,163	131,391	498,400	571,773

Other income		-	-	970	-
Gain on sale of vessels	5	-	-	52,943	-

Operating expenses
Voyage expenses		(26,081)	(45,233)	(128,088)	(179,623)
Vessel operating expenses		(17,126)	(19,980)	(72,994)	(78,594)
Depreciation and amortization	5	(26,991)	(27,621)	(106,370)	(111,884)
Reversal of previous impairment charges		-	27,909	-	27,909
General and administrative expenses		(5,623)	(5,589)	(19,890)	(18,944)
Total operating expenses		$(75,821)	(70,515)	(327,342)	(361,136)

Operating (loss)/ income		$68,342	60,876	224,972	210,637

Interest income		590	857	3,139	3,918
Interest expense		(2,290)	(6,384)	(14,169)	(30,399)
Net gain/(loss) on derivative instruments at fair value	4	185	-	(170)	-
Other financial (expense)/income		(544)	(445)	(2,396)	(2,088)
Profit/(loss) before tax		$66,282	54,905	211,376	182,069

Income tax expense		(207)	(194)	(413)	(608)
Profit/(loss) after tax		$66,074	54,711	210,962	181,460
Attributable to owners of non-controlling interest		7	(224)	(130)	84
Attributable to the owners of parent		$66,068	54,935	211,092	181,377

Attributable to the owners of parent
Basic earnings/(loss) per share		0.41	0.34	1.31	1.12
Diluted earnings/(loss) per share		0.41	0.34	1.31	1.12

Weighted average number of shares (basic)		160,799,407	161,272,556	160,690,206	161,354,507
Weighted average number of shares (diluted)		160,918,696	161,347,445	160,773,279	161,441,782

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands)

		Q4 2025	Q4 2024	12 months 2025	12 months 2024
	Note	Oct. 1 - Dec. 31, 2025	Oct. 1 - Dec. 31, 2024	Jan. 1 - Dec. 31, 2025	Jan. 1 - Dec. 31, 2024
Profit/(loss) after tax		$66,074	54,711	210,962	181,460

Other comprehensive income/(loss):
Items that will not be reclassified subsequently to income statement:
Remeasurement of defined benefit obligation (loss)		(225)	176	(225)	176
Total		$(225)	176	(225)	176
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency
denominated subsidiary		21	(544)	482	(300)
Total		$21	(544)	482	(300)

Other comprehensive income/(loss)		$(204)	(368)	258	(124)

Total comprehensive income/(loss) for the period		$65,871	54,343	211,220	181,336

Attributable to owners of non-controlling interest		$7	(478)	49	(54)
Attributable to the owners of parent		$65,864	54,820	211,171	181,390

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q4 2025	Q4 2024	12 months 2025	12 months 2024
	Note	Oct. 1 - Dec. 31, 2025	Oct. 1 - Dec. 31, 2024	Jan. 1 - Dec. 31, 2025	Jan. 1 - Dec. 31, 2024
CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) after tax		$66,074	54,711	210,962	181,460

Items included in net income not affecting cash flows		28,002	1,760	60,748	90,903
Depreciation and amortization	5	26,991	27,621	106,370	111,884
Reversal of previous impairment charges	5	-	(27,909)	-	(27,909)
Amortization of deferred debt issuance cost		491	633	2,452	2,628
(Gain) / loss, sale of vessels	5	-	-	(52,943)	-
Net (gain)/loss on derivative instruments at fair value		(185)	-	170	-
Compensation related to options and restricted stock		661	1,392	4,380	4,290
Net foreign exchange differences		44	23	320	10
Income adjusted for non-cash items		$94,077	56,472	271,710	272,364

Changes in operating assets and liabilities		(21,109)	9,314	4,940	26,290
Accounts receivable and accrued revenues		(19,730)	4,838	(406)	22,133
Capitalized voyage expenses		(222)	398	766	99
Prepaid expenses		(3,252)	5,800	(2,479)	6,358
Accounts payable and accrued expenses		(1,409)	(759)	(11,206)	(163)
Deferred shipping revenues		4,687	3,427	5,259	1,745
Inventories		(1,184)	(4,389)	13,006	(3,882)
Net cash provided by operating activities		$72,967	65,786	276,650	298,654

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(97,629)	(54)	(111,125)	(6,687)
Investment in vessels under construction		(107,821)	(12,858)	(198,511)	(90,196)
Proceeds from sale of vessels		-	-	143,521	-
Investment in other property, plant and equipment		(218)	(80)	(306)	(149)
Net cash used in investing activities		$(205,669)	(12,992)	(166,421)	(97,032)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	6	(28,944)	(35,522)	(118,913)	(161,396)
Acquisition of non-controlling interests	6	-	-	(6,131)	-
Repayment principal element of lease liability		(338)	(357)	(1,407)	(1,390)
Issuance of long-term debt	4	233,360	10,000	298,023	85,000
Purchase of treasury shares	6	-	(13,196)	-	(13,196)
Scheduled repayment of long-term debt		(9,566)	(8,838)	(49,874)	(32,927)
Prepayment of long-term debt	4	(64,000)	-	(194,330)	(74,000)
Repayment of long-term debt refinancing	4	-	-	(25,480)	-
Repayment of long-term debt, sale of vessels	4	-	-	(11,382)	-
Net cash provided by/(used in) financing activities		$130,512	(47,913)	(109,495)	(197,908)

Net (decrease)/increase in cash and cash equivalents		(2,189)	4,880	735	3,713
Net foreign exchange difference		(26)	(566)	157	(308)
Cash and cash equivalents at beginning of period		81,250	73,829	78,143	74,738
Cash and cash equivalents at end of period		$79,034	78,143	79,034	78,143

Specification of items included in operating activities:
Interest paid		4,918	7,872	21,444	31,257
Interest received		1,275	1,561	3,142	3,842

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands, except shares)

				Paid-in						Non-
				Additional	Treasury	Accumulated	Translation		Other	Controlling	Total
	Note	Shares	Amount	Capital	Shares	Deficit	Differences		Reserves	Interest	Equity
Balance at January 1, 2024		160,999,542	$1,610	$1,228,254	$-	$(206,477)	$201	$		$4,513	$1,031,667
Profit/(loss) after tax						181,377				84	181,460
Other comprehensive income/(loss)						176	(162)			(138)	(124)
Total comprehensive income/(loss)						181,552	(162)			(54)	181,336
Cash dividends declared and paid						(161,396)					(161,396)
Purchase of treasury shares	6				(13,196)						(13,196)
Retirement of treasury shares	6	(1,481,383)	(15)	(13,181)	13,196						-
Compensation related to options and restricted stock		464,945	5	2,578					1,707		4,290
Balance at December 31, 2024	6	159,983,104	$1,600	$1,217,651	$-	$(186,321)	$39		$5,273	$4,459	$1,042,701

Balance at January 1, 2025		159,983,104	$1,600	$1,217,651	$-	$(186,321)	$39		$5,273	$4,459	$1,042,701
Profit/(loss) after tax						211,092				(130)	210,962
Other comprehensive income/(loss)						(225)	303			179	258
Total comprehensive income/(loss)						210,867	303			49	211,220
Cash dividends declared and paid						(118,913)					(118,913)
Acquisition of non-controlling interests	6					(1,849)	156			(4,437)	(6,131)
Compensation related to options and restricted stock		816,303	8	6,068					(1,697)		4,380
Balance at December 31, 2025	6	160,799,407	$1,608	$1,223,719	$-	$(96,216)	$498		$3,577	$71	$1,133,257

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2025

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors (the “Board”) on February 3, 2026, and authorized for issue on February 4, 2026.

Note 2 – General accounting principles

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2024. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements have been prepared on a historical cost basis. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2024 audited consolidated financial statements.

The Company uses interest rate swaps to convert part of the interest-bearing debt from floating to fixed rate. Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently re-measured to their fair value at each reporting date. Any resulting gain or loss is recognized in profit or loss immediately. The interest rate swaps do not qualify for hedge accounting.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Note 3 – Revenue and major customers

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. The Company is organized and managed as one segment based on the nature and financial effects of the business activities in which it engages and the economic environment in which it operates. The consolidated operating results are regularly reviewed by the Company’s chief operating decision maker, the President & Chief Executive Officer, and the Company does not monitor performance by geographical areas.

The table below details the Company’s total revenues:
$ in thousands	Q4 2025	Q4 2024	2025	2024
Time charter revenues[1]	45,205	24,067	145,800	82,640
Voyage charter revenues[2]	98,726	106,701	351,397	485,195
Shipping revenues	143,931	130,768	497,197	567,835
Other revenues[3]	232	623	1,203	3,938
Total revenues	144,163	131,391	498,400	571,773
Revenues relating to IFRS 15	107,308	112,657	383,182	507,569
1The majority of time charter revenues are recognized in accordance with IFRS 16 Leases, while the portion of time charter revenues related to technical management services, equaling $8,350 thousands in the fourth quarter of 2025, $5,333 thousands in the fourth quarter of 2024, $30,582 thousands in 2025 and $18,436 thousands in 2024, is recognized in accordance with IFRS 15 Revenue from Contracts with Customers.
2Voyage charter revenues are related to revenue from spot charters and are recognized in accordance with IFRS 15.
3Other revenues mainly relate to technical management services provided and are recognized in accordance with IFRS 15.

As of December 31, 2025, the Company had 22 vessels in operation; 10 vessels were on time charters and 12 vessels operating in the spot market.

Information about major customers:
For the period from October 1, 2025, to December 31, 2025, five customers represented $33.5 million, $21.1 million, $19.9 million, $13.6 million, and $10.9 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $99.1 million, equal to 69 percent of the shipping revenues of $143.9 million for the period from October 1, 2025, to December 31, 2025.

For the period from January 1, 2025, to December 31, 2025, five customers represented $113.2 million, $83.1 million, $65.5 million, $53.5 million, and $46.2 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $361.6 million, equal to 73 percent of the shipping revenues of $497.2 million for the period from January 1, 2025, to December 31, 2025.

For the period from October 1, 2024, to December 31, 2024, five customers represented $33.6 million, $28.2 million, $10.2 million, $7.1 million, and $5.1 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $84.2 million, equal to 64 percent of the shipping revenues of $130.8 million for the period from October 1, 2024, to December 31, 2024.

For the period from January 1, 2024, to December 31, 2024, five customers represented $113.1 million, $98.6 million, $72.5 million, $40.4 million, and $24.2 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $348.8 million, equal to 61 percent of the shipping revenues of $567.8 million for the period from January 1, 2024, to December 31, 2024.

Note 4 – Interest bearing debt

As of December 31, 2025, DHT had interest bearing debt totaling $428.7 million.

Scheduled debt repayments
		Interest		Q1	Q2-Q4
$ in thousands		rate	Maturity	2026	2026	2027	2028	Thereafter	Total
Credit Agricole Credit Facility	SOFR +	2.05%	2028	625	1,875	2,500	2,500	22,500	30,000
ING Credit Facility [1]	SOFR +	1.90%	2029	11,250	16,875	22,500	22,500	140,625	213,750
ING Credit Facility	SOFR +	1.80%	2029	750	2,250	3,000	3,000	29,250	38,250
Nordea Credit Facility [2]	SOFR + CAS[3] +	1.90%	2027	-	-	59,699	-	-	59,699
DHT Jaguar - Nordea Reducing Revolving Credit Facility	SOFR +	1.75%	2031	710	2,130	2,840	2,840	20,060	28,580
DHT Nokota - Nordea Reducing Revolving Credit Facility	SOFR +	1.50%	2032	1,231	3,692	4,923	4,923	48,000	62,769
Total				14,566	26,822	95,462	35,763	260,435	433,048
Unamortized upfront fees bank loans									(4,304)
Total interest bearing debt									428,744
1 $22.5 mill. undrawn as of December 31, 2025
2 $88.0 mill. undrawn as of December 31, 2025
3 3 months Credit Adjustment Spread (CAS) of 0.26%

Credit Agricole Credit Facility
The credit facility is repayable in quarterly installments of $0.6 million with final payment of $22.5 million in addition to the last installment in December 2028.

Danish Ship Finance Credit Facility
The credit facility was fully repaid in June 2025 in connection with the refinancing of DHT Jaguar. The total amount repaid was $25.5 million.

ING Credit Facility
In January 2023, the Company entered into a new $405 million secured credit facility, including a $100 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, ten wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90% and is repayable in quarterly installments of $6.3 million with maturity in January 2029.

In the first quarter of 2025, the Company prepaid $42.4 million under the revolving credit facility and drew down $10 million for corporate purposes. In the second quarter of 2025, the Company prepaid $25.0 million under the revolving credit facility and drew down $10 million and $15 million, respectively, for corporate purposes. In December 2025, the Company drew down $50 million under the revolving credit facility.

In September 2023, the Company entered into a $45 million senior secured credit facility under the incremental facility, with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, one wholly owned special-purpose vessel-owning subsidiary as borrower, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and is repayable in quarterly installments of $0.75 million with maturity in January 2029.

Nordea Credit Facility
The credit facility bears interest at a rate equal to SOFR plus CAS plus a margin of 1.90%. In June 2023, the Company entered into an amended and restatement agreement to address the cessation of LIBOR. In the fourth quarter of 2023, the Company voluntarily prepaid $23.7 million under the Nordea Credit Facility, covering all scheduled installments for 2024. In the second quarter of 2025, the Company prepaid $40.9 million under the revolving credit facility. Additionally, the Company repaid outstanding debt totaling $11.4 million related to DHT Lotus and DHT Peony in connection with their sale. In the third quarter of 2025, the Company voluntarily prepaid $22.1 million under the Nordea Credit Facility, covering all scheduled installments for Q4 2025 and the entirety of 2026. In the fourth quarter of 2025, the Company drew down $120 million under the revolving credit facility and repaid $64 million in connection with the new facility for DHT Nokota. The resulting net drawdown of $56 million, together with the final installment of $3.7 million, is due in the first quarter of 2027.

DHT Jaguar – Nordea Reducing Revolving Credit Facility
In April 2025, the Company entered into a $30 million reducing revolving credit facility agreement with Nordea as lender, DHT Jaguar Limited as borrower and DHT Holdings, Inc., as guarantor. The credit facility is repayable or reduced in quarterly installments of $0.7 million with a final payment of $13.7 million in April 2031. The credit facility bears an interest rate equal to SOFR plus a margin of 1.75%.

DHT Nokota – Nordea Reducing Revolving Credit Facility
In September 2025, the Company entered into a $64 million reducing revolving credit facility agreement with Nordea as lender, DHT Nokota, Inc. as borrower and DHT Holdings, Inc., as guarantor. The facility was drawn on November 21, 2025, and is repayable or reduced in quarterly installments of $1.2 million with a final payment of $30.8 million in September 2032. The credit facility bears an interest rate equal to SOFR plus a margin of 1.50%.

Interest rate swaps
Derivatives are classified and measured at fair value in the statement of financial position. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

As of December 31, 2025, the Company had eight amortizing interest rate swaps totaling $200.6 million with maturity in the fourth quarter of 2028. The average fixed interest rate is 3.32%. As of December 31, 2025, the fair value of the derivative financial assets related to the swaps amounted to $30 thousand and the fair value of the derivative financial liabilities related to the swaps amounted to $199 thousand.

Derivative financial assets:
		Notional amount	Current assets	Non-current assets	Fair value
$ in thousands	Expires	Q4 2025	Q4 2025	Q4 2025	Q4 2025
Swap pays 3.2840%, receive floating	Dec. 8, 2028	18,125	3	5	8
Swap pays 3.2840%, receive floating	Dec. 8, 2028	18,125	3	5	8
Swap pays 3.3200%, receive floating	Dec. 8, 2028	8,125	0	0	0
Swap pays 3.2790%, receive floating	Dec. 8, 2028	23,125	4	8	13
Total carrying amount		67,500	10	19	30

Derivative financial liabilities:
		Notional amount	Current liabilities	Non-current liabilities	Fair value
$ in thousands	Expires	Q4 2025	Q4 2025	Q4 2025	Q4 2025
Swap pays 3.3110%, receive floating	Oct. 30, 2028	28,580	3	5	7
Swap pays 3.3536%, receive floating	Dec. 8, 2028	33,125	21	40	61
Swap pays 3.3536%, receive floating	Dec. 8, 2028	33,125	21	40	61
Swap pays 3.3536%, receive floating	Dec. 8, 2028	38,250	24	46	70
Total carrying amount		133,080	68	131	199

Covenant compliance
The Company's financial covenants as of December 31, 2025, are summarized as follows:

				DHT Jaguar	DHT Nokota
	Credit Agricole	ING	Nordea	Nordea Reducing Revolving	Nordea Reducing Revolving
	Credit Facility	Credit Facility	Credit Facility	Credit Facility	Credit Facility
Security	1 VLCC	11 VLCCs	8 VLCCs	1 VLCC	1 VLCC
Charter free market value of vessels that secure facility must be no less than	135% of borrowings	135% of borrowings	135% of borrowings	135% of borrowings	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.
*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company's vessels (as determined quarterly by a broker approved by the financial institution)

As of December 31, 2025, the Company was in compliance with its financial covenants, with significant headroom.

Note 5 – Vessels

A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. Each of the Company’s vessels have been viewed as a separate CGU as the vessels have cash inflows that are largely independent of the cash inflows from other assets. In instances where a vessel is considered impaired, it is written down to its recoverable amount. For the quarter ending December 31, 2025, the Company performed an assessment using both internal and external sources of information and concluded that there were no indicators of impairment.

Vessels

Cost of Vessels
$ in thousands
At January 1, 2025	1,982,741
Additions	111,270
Transferred to asset held for sale	(147,411)
Retirement [1]	(134,065)
At December 31, 2025	1,812,535

Depreciation and amortization
$ in thousands
At January 1, 2025	797,165
Depreciation and amortization [2]	104,583
Transferred to asset held for sale	(106,923)
Retirement [1]	(66,181)
At December 31, 2025	728,644

Carrying Amount
$ in thousands
At January 1, 2025	1,185,576
At December 31, 2025	1,083,891
1 Relates to the sale of DHT Lotus, the sale of DHT Peony, and completed depreciation of drydocking for DHT Jaguar and DHT Leopard.
2 Relates solely to depreciation of vessels, drydocking, and EGCS. Depreciation of office leases and other property, plant and equipment represent an additional $1,787 thousand, which combined with the depreciation of vessels, drydocking, and EGCS comprises $106,370 thousand in depreciation and amortization.

Gain on sale of vessels
In December 2024, the Company entered into an agreement to sell DHT Scandinavia, a 2006 built VLCC, for $43.4 million. The vessel was delivered to its new owner in the first quarter of 2025, resulting in a gain of $19.8 million. In April 2025, the Company entered into an agreement to sell DHT Lotus and DHT Peony, both built in 2011, for a combined price of $103.0 million. DHT Lotus was delivered to its new owner in the second quarter of 2025, resulting in a gain of $17.5 million. DHT Peony was delivered in the third quarter of 2025, resulting in a gain of $15.7 million.

Vessels under construction
The Company has entered into agreements to build four large VLCCs, fitted with exhaust gas cleaning systems. Two will be constructed at each Hyundai Samho Heavy Industries Co., Ltd. (“HHI”) and Hanwha Ocean Co., Ltd. (“Hanwha”) in South Korea. The average price for the four ships is $130.3 million, adjusted for change orders. As of December 31, 2025, the Company has paid $285.9 million related to the installments under its newbuilding program. In addition, the Company has capitalized $12.6 million as borrowing costs in connection with the financing of the vessels under construction, at an average interest rate of 6.2% p.a., and $3.2 million related to other directly attributable expenses. The newbuild program will be funded in part through a $308.4 million post-delivery senior secured credit facility. On January 2, 2026, the Company took delivery of a VLCC newbuilding from Hanwha Ocean Co., Ltd. It is the first in a series of four VLCC newbuildings, with the remaining three scheduled for delivery, two in March 2026 and one in June 2026.

Cost of vessels under construction
$ in thousands
At January 1, 2025	93,178
Additions	208,474
At December 31, 2025	301,651

The following table represents future expected payments related to the vessels under construction as of December 31, 2025:

Vessels under construction
$ in thousands
Within the next 12 months	235,294
At December 31, 2025*	235,294
*These are estimates only and are subject to change as construction progresses.

Assets held for sale
In November 2025, the Company agreed to sell DHT Europe and DHT China for a combined price of $101.6 million. DHT Europe was delivered to its new owner on January 30, 2026, and DHT China is expected to be delivered during the first quarter of 2026. Both vessels were classified as assets held for sale as of December 31, 2025. The Company expects to record gains of approximately $30.4 million and $29.6 million, respectively, in the first quarter of 2026 in connection with these sales.

Note 6 – Stockholders’ equity, dividend payments and stock compensation expenses

Common stock
Issued at December 31, 2025	160,799,407
Numbers of shares authorized for issue
at December 31, 2025	250,000,000
Par value	$ 0.01

Common stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Acquisition of non-controlling interests
In April 2025, the Company acquired an additional 46.8% ownership of Goodwood Ship Management Pte. Ltd., a privately owned ship management company incorporated under the laws of the Republic of Singapore, for a purchase price of $6.1 million in cash. Following the acquisition, Goodwood Ship Management Pte. Ltd. is 100% owned by DHT Holdings, Inc. The carrying value of the non-controlling interest of Goodwood Ship Management Pte Ltd was $4.4 million, and the difference recognized in equity attributable to owners of the Company comprised of an increase in accumulated deficit of $1.8 million and an increase in the translation differences of $0.2 million.

Stock repurchases
No stock repurchases were made during the year 2025.

In 2024, the Company purchased 1,481,383 of its own shares in the open market for an aggregate consideration of $13.2 million, at an average price of $8.89 per share. All shares were retired upon receipt.

Dividend payments
Dividend payment made during 2025:

Payment date	Total Payment	Per common share
$ in thousands, except per share amounts
November 19, 2025	$ 28,944	$ 0.18
August 25, 2025	$ 38,592	$ 0.24
May 28, 2025	$ 24,091	$ 0.15
February 25, 2025	$ 27,286	$ 0.17
Total payments made during 2025	$ 118,913	$ 0.74

Dividend payments made during 2024:

Payment date	Total Payment	Per common share
$ in thousands, except per share amounts
November 29, 2024	$ 35,522	$ 0.22
August 30, 2024	$ 43,595	$ 0.27
May 31, 2024	$ 46,786	$ 0.29
February 28, 2024	$ 35,492	$ 0.22
Total payments made during 2024	$ 161,396	$ 1.00

Note 7 – Accounts receivable and accrued revenues

As of December 31, 2025, $53.3 million, consisting mainly of accounts receivable with no material amounts overdue, was recognized as accounts receivable and accrued revenues in the interim consolidated statement of financial position, compared to $53.7 million as of December 31, 2024.

Note 8 – Deferred shipping revenues

Deferred shipping revenues relate to charter hire payments paid in advance. As of December 31, 2025, $11.4 million was recognized as deferred shipping revenues in the interim consolidated statement of financial position, compared to $6.1 million as of December 31, 2024.

Note 9 - Financial risk management, objectives, and policies

Note 9 of the consolidated financial statements included in the 2024 Annual Report on Form 20-F provides details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events

On January 2, 2026, the Company took delivery of a VLCC newbuilding from Hanwha Ocean Co., Ltd. The vessel, named DHT Antelope, entered the spot market upon delivery. It is the first in a series of four VLCC newbuildings scheduled for delivery during the first half of 2026. The next newbuilding is expected to be delivered in early March 2026.

In November 2025, the Company agreed to sell DHT Europe and DHT China for a combined price of $101.6 million. DHT Europe was delivered to its new owner on January 30, 2026, and DHT China is expected to be delivered during the first quarter of 2026. The Company expects to record gains of approximately $30.4 million and $29.6 million, respectively, in the first quarter of 2026 in connection with these sales. In connection with the sale of DHT China, the Company repaid the outstanding debt balance of $5.6 million in January 2026.

In January 2026, the Company extended its time charter agreement for DHT Harrier, built 2016, with a global energy company. The extended contract is for five years with two optional extension periods for one year each. The new time charter will commence immediately upon the expiration of the current time charter. The agreed daily rate is $47,500 for the fixed five-year term, $49,000 for the first optional year, and $50,000 for the second optional year.

In January 2026, the Company agreed to sell DHT Bauhinia, built in 2007, for a price of $51.5 million. The vessel is expected to be delivered to the new owner during June/July 2026. The vessel is debt free and the Company expects to record a gain of $34.2 million related to the sale.

On February 3, 2026, the Board approved a dividend of $0.41 per common share related to the fourth quarter of 2025 to be paid on February 26, 2026, for shareholders of record as of February 19, 2026.